# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aspen Technology, Inc., CIK 0001897982
CUSIP: 29109X106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 CROSBY DRIVE, BEDFORD, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0000950103-22-009378
Filed by CIK 0000032604
Persons authorized to receive notices and communications: Michael Tang, Emerson Electric Co., 8027 Forsyth Boulevard, St. Louis, Missouri (MO), 63105, 314-553-2000

## Reporting persons
- EMERSON ELECTRIC CO (CIK 0000032604): type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,307,514; sole dispositive power 0; shared dispositive power 36,307,514; aggregate amount beneficially owned 36,307,514 (57.4% of the class)
- EMR Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,307,514; sole dispositive power 0; shared dispositive power 36,307,514; aggregate amount beneficially owned 36,307,514 (57.4% of the class)
- EMR Worldwide Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,307,514; sole dispositive power 0; shared dispositive power 36,307,514; aggregate amount beneficially owned 36,307,514 (57.4% of the class)
- EMR US Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,307,514; sole dispositive power 0; shared dispositive power 36,307,514; aggregate amount beneficially owned 36,307,514 (57.4% of the class)
- Rutherfurd US LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 36,307,514; shared voting power 0; sole dispositive power 36,307,514; shared dispositive power 0; aggregate amount beneficially owned 36,307,514 (57.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Aspen Technology, Inc.
Address of issuer's principal executive offices: 20 CROSBY DRIVE, BEDFORD, Massachusetts (MA), 01730
Comment:
Explanatory Note:

This Amendment No. 4 (this "Amendment No. 4") amends the Schedule 13D (the "Original Filing") filed with the U.S. Securities and Exchange Commission (the "Commission") on May 26, 2022, as amended by Amendment No. 1, filed on October 11, 2023 ("Amendment No. 1"), Amendment No. 2, filed on October 13, 2023 ("Amendment No. 2") and Amendment No. 3, filed on November 5, 2024 ("Amendment No. 3" and, together with the Original Filing, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"), and is made pursuant to Rule 13d-1(a) of the Act.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Emerson has not changed from the Original Filing filed on May 26, 2022.

## Item 2. Identity and Background
Name of person filing: Item 2(a), (c), and (f) to the Schedule 13D are hereby supplemented and amended by replacing Schedules I-V of the Schedule 13D with Schedules I-V of this Amendment No. 4 to update the information of certain executive officers and directors.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The funds to pay for all shares of Common Stock accepted for payment in the Offer (as defined below) and the consideration in connection with the Merger (as defined below) are expected to come from Emerson's cash on hand and debt financing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On January 26, 2025, Emerson entered into an Agreement and Plan of Merger (the "Merger Agreement") among Emerson, the Issuer, and Emersub CXV, Inc., a Delaware corporation and a wholly-owned subsidiary of Emerson ("Purchaser").

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the "Offer"), to purchase all of the issued and outstanding shares of Common Stock, other than any shares of Common Stock owned, at the commencement of the Offer, by the Issuer, Emerson, Purchaser or any of their respective wholly-owned subsidiaries, at a price of $265 per Share (the "Offer Price"), net to the seller in cash, without interest.

The obligation of Purchaser to consummate the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) the non-waivable condition that immediately prior to the expiration of the Offer, there having been validly tendered and not validly withdrawn shares of Common Stock (excluding (1) shares of Common Stock tendered in the Offer that have not yet been received by the depository and (2) shares of Common Stock owned by Emerson and its subsidiaries, Emerson's and its subsidiaries' directors and officers, and the Issuer's directors and officers), that represent at least one more Share than 50% of the total number of shares of Common Stock outstanding at the time of the expiration of the Offer (excluding, for the purposes of calculating the total number of shares of Common Stock outstanding under this condition, shares of Common Stock owned by Emerson and its subsidiaries, Emerson's and its subsidiaries' directors and officers, and the Issuer's directors and officers), (ii) the absence of any applicable law prohibiting the consummation of the Merger (as defined below) and (iii) other customary conditions set forth in Annex I to the Merger Agreement.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Issuer in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), whereupon the Issuer will be the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned by the Issuer, Emerson, Purchaser or any of their respective wholly-owned subsidiaries and (ii) shares of Common Stock held by stockholders who have properly exercised and perfected their demands for appraisal of such shares of Common Stock in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

Upon completion of the Merger, the shares of Common Stock currently listed on the Nasdaq will cease to be listed on the Nasdaq and will subsequently be deregistered under the Act.

The above description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The tender offer described in this Schedule 13D has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Issuer, nor is it a substitute for any tender offer materials that Emerson, Purchaser or the Issuer will file with the SEC. A solicitation and an offer to buy shares of the Issuer will be made only pursuant to an offer to purchase and related materials that Emerson and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Emerson and Purchaser will file a Tender Offer Statement on Schedule TO and a Schedule 13E-3 with the SEC, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 with the SEC with respect to the tender offer. THE ISSUER'S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS), THE SCHEDULE 13E-3 AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and other tender offer documents, the Schedule 13E-3s, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Issuer at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Additional copies may be obtained for free by contacting Emerson or the Issuer. Free copies of these materials and certain other offering documents will be made available for request by mail to Emerson Electric Co., 8027 Forsyth Boulevard, St. Louis, Missouri 63105 attention: Colleen Mettler, by phone at (314) 553-2197, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by the Issuer will be available free of charge under the "Investor Relations" section of the Issuer's internet website at http://ir.aspentech.com/.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, the Schedule 13E-3s as well as the Solicitation/Recommendation Statement, Emerson and the Issuer file annual, quarterly and current reports, proxy statements and other information with the SEC. Emerson's and the Issuer's filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first paragraph in Item 5(a) is hereby amended and restated in its entirety as follows:

Based on the most recent information available, the aggregate number and percentage of the Common Stock that are beneficially owned by such Reporting Person is set forth in boxes (11) and (13), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 63,308,088 issued and outstanding shares of Common Stock as of January 17, 2025 as provided by the Issuer to Emerson in the Merger Agreement.

Except as set forth above, there are no changes to Item 5 of the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating by reference in its entirety the description of the Merger Agreement and the other matters set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Agreement and Plan of Merger, dated January 26, 2025, by and among Emerson Electric Co., Aspen Technology, Inc. and Emersub CXV, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Emerson Electric Co. with the Securities and Exchange Commission on January 27, 2025).

## Signatures
- EMERSON ELECTRIC CO: /s/ John A. Sperino, John A. Sperino/Vice President and Assistant Secretary (01/27/2025)
- EMR Holdings, Inc.: /s/ John A. Sperino, John A. Sperino/Vice President and Secretary (01/27/2025)
- EMR Worldwide Inc.: /s/ John A. Sperino, John A. Sperino/President and Secretary (01/27/2025)
- EMR US Holdings LLC: /s/ John A. Sperino, John A. Sperino/Authorized Signatory (01/27/2025)
- Rutherfurd US LLC: /s/ John A. Sperino, John A. Sperino/Authorized Signatory (01/27/2025)